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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Cintas Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

172908 10 5
(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

CUSIP No. 172908 10 5	13D	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Joan A. Gardner ###-##-####

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,272,749

	6.	Shared Voting Power 5,186,364

	7.	Sole Dispositive Power 3,272,749

	8.	Shared Dispositive Power 5,186,364

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,459,113

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (11) 4.97%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 4 pages

Item 1(a)          Name of Issuer:    Cintas Corporation

Item 1(b)          Address of Issuer's Principal Executive Office:

                          6800 Cintas Boulevard
                          P.O. Box 625737
                          Cincinnati, Ohio 45262

Item 2(a)          Name of Person Filing:   Joan A. Gardner

Item 2(b)          Address of Principal Business Office:

                          6800 Cintas Boulevard
                          P.O. Box 625737
                          Cincinnati, Ohio 45262

Item 2(c)          Citizenship:     U.S.A.

Item 2(d)          Title of Class of Securities:    Common Stock, No Par Value

Item 2(e)          CUSIP Number:     172908 10 5

Item 3              If this Statement is Filed Pursuant to Rule 13d-1(b), or
                        13d-2(b), check whether the Person Filing is a:    N/A

Item 4             Ownership:

(a) (b) (c)	See Item 9 of cover page. See Item 11 of cover page. See Items 5-8 of cover page.

The aggregate amount of shares shown in Items 5, 7, and 9 for Joan A. Gardner includes 3,272,749 shares representing Mrs. Gardner’s interest in Garfam Partners, L.P. The aggregate amount of shares shown in Items 6, 8, and 9 for Joan A. Gardner includes 1,376,525 shares representing Mrs. Gardner’s husband’s interest in Garfam Partners, L.P., 39,123 shares representing shares owned by corporations under Mr. and Mrs. Gardner’s control, 2,224,250 shares held by various limited partnerships, 2,250 shares issuable to Mr. Gardner pursuant to options exercisable within 60 days, 1,364,237 shares held in various trusts for the benefit of Mrs. Gardner’s emancipated children and 179,979 shares held by the Gardner Family Charitable Lead Trust, all of which Mrs. Gardner disclaims beneficial ownership.

Item 5             Ownership of 5% or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6             Ownership of More Than 5% on Behalf of Another Person:    N/A

Page 4 of 4 pages

Item 7              Identification and Classification of the Subsidiary which Acquired the Security being
                         Reported on by the Parent Holding Company:     N/A

Item 8              Identification and Classification of Members of the Group:     N/A

Item 9              Notice of Dissolution of Group:    N/A

Item 10              Certification:    N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003 Date /s/Joan A. Gardner Signature Joan A. Gardner Name/Title